                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                             BOSS HOLDINGS, INC.
                        ----------------------------
                              (Name of Issuer)


                                COMMON STOCK
                      --------------------------------
                       (Title of Class of Securities)


                                10011B 10 1 7
                      --------------------------------
                               (CUSIP Number)


                              SHYAM H. GIDUMAL
                           C/O STONINGTON PARTNERS
                        767 FIFTH AVENUE, 48TH FLOOR
                          NEW YORK, NEW YORK 10153
----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               AUGUST 7, 2001
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

-------------------------------- ------------------------- ---------------------

 CUSIP NO. 10011B 10 1 7                    13D              PAGE 2 OF 4 PAGES

-------------------------------- ------------------------- ---------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Shyam H. Gidumal
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

    NUMBER OF                    0
      SHARES          ----------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER
     OWNED BY
       EACH                      0
    REPORTING         ----------------------------------------------------------
   PERSON WITH           9       SOLE DISPOSITIVE POWER

                                 0
                      ----------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

         This is the second amendment to a statement on Schedule 13D filed in respect of the Common Stock ("Common Stock") of Boss Holdings, Inc., a Delaware corporation ("Company"), by Shyam H. Gidumal (the "Reporting Person"). This amendment amends Items 2 and 5 of Amendment No. 1 filed on January 25, 1999, by the Reporting Person ("Amendment No. 1").


ITEM 2.  IDENTITY AND BACKGROUND.
-------

         Item 2 of Amendment No. 1 is amended to read in its entirety as follows:

         (a)-(b) This statement is being filed on behalf of Shyam H. Gidumal, whose business address is c/o Stonington Partners, 767 Fifth Avenue, 48th Floor, New York, New York 10153. All shares of Common Stock reported herein are owned by Mr. Gidumal and his spouse, Deepka Gidumal, as "joint tenants."

         (c) The principal occupation of Mr. Gidumal is an investment professional.

         (d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gidumal is a citizen of the United States.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
-------

         Item 5 of Amendment No. 1 is amended to read in its entirety as follows:

         (a) As of August 7, 2001, the Reporting Person owns no shares of Common Stock.

         (b) The responses of the Reporting Person to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

         (c) On August 7, 2001, the Reporting Person sold all 154,283 shares of Common Stock he owned in a private transaction at a price of $3.00 per share.

         (d)      Not Applicable.

         (e) As of August 7, 2001, the Reporting Person ceased to be a beneficial owner of more than 5% of the Company's Common Stock.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 18, 2001


                                     /s/ Shyam H. Gidumal
                                     -------------------------------------------
                                     Shyam H. Gidumal




                                     4